SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OPENS NEW EUROPEAN TRAINING CENTRE
IN LONDON STANSTED

1,000 NEW JOBS (450 IN THE UK) WILL BE CREATED IN 2016 AS RYANAIR INVESTS MORE THAN $1.4BN IN ITS 13 UK BASES

CALLS FOR "REMAIN" VOTE ON 23RD JUNE TO ENCOURAGE FOREIGN INWARD INVESTMENT & JOB CREATION IN BRITAIN

Ryanair, the UK's No. 1 airline today (16 May) opened its new European Training Centre in London Stansted Airport. Ryanair confirmed that it will create over 1,000 new jobs for pilots,       cabin crew, and engineers in 2016, more than 450 of which will be located at Ryanair's 13 UK airport bases to support its 14 new Boeing 737-800 aircraft, an investment of over $1.4bn in the British economy. These new jobs will bring to more than 3,500 well paid aviation professionals that Ryanair employs directly in Britain, in addition to sustaining thousands of support jobs at Ryanair's 18 UK airports.

Welcoming the Chancellor of the Exchequer, the Rt Hon George Osborne MP, to its new European Training Centre today, Ryanair's CEO Michael O'Leary called for a strong "Remain" vote in the European Referendum on 23rd June next. Ryanair believes that Britain's economy will be stronger if it remains part of the European Union because:

a) This will lead to more UK jobs and stronger economic growth;
b) It will encourage more foreign inward investment in the UK of exactly the type that Ryanair has announced today;
c) The EU single market has created the low fare air travel revolution which has transformed UK tourism and jobs;

d)   Prime Minister Cameron has negotiated significant reforms to protect Sterling, limit immigration, and prevent Britain from being dragged into closer Union while reducing bureaucracy for British businesses; and

e) UK foreign inward investment will be lost to competitor EU member states such as Ireland and Germany if Britain votes to leave the European Union.

Speaking at London Stansted Airport, Ryanair's Michael O'Leary said:

"We are pleased to welcome Chancellor Osborne to open our new European Training Centre which now includes 4 flight simulators, a full aircraft interior for cabin crew training, and an industry leading full scale engineering training aircraft. These new facilities will allow Ryanair to recruit and train over 1,000 pilots, cabin crew and engineers in 2016, and many of these jobs will be based across Ryanair's 13 UK based airports, where we are adding 14 new aircraft, and growing our UK traffic from 36m passengers to 41m passengers in 2016.

It is this type of large scale foreign inward investment that is helping to drive the UK economy and job creation. It is exactly this type of investment that will be lost to other competitor EU members if the UK votes to leave the European Union. The single market has enabled Ryanair to lead the low fare air travel revolution in Europe, as we bring millions of British citizens to Europe each year, and welcome millions of European visitors to Britain, and we are calling on everyone to turn out in large numbers and vote "Remain" on the 23rd June. I am absolutely certain that the UK economy is better off in Europe, and that is why Ryanair is campaigning hard and actively calling on UK voters to vote "Remain" on the 23rd June."

The Chancellor of the Exchequer, George Osborne said:

         "Attracting the investment Britain needs from around the world in order to keep growing and creating good jobs here at home is key if we are to create lasting economic security for working people.

          That's why I'm delighted to be at Ryanair today to hear about their plans to create 450 new highly skilled jobs this year in the UK, and welcome their call for Britain to remain part of the European Union.

          Today's announcement is just another example of how British jobs and livelihoods directly benefit from being part of the European Union, thanks to the billions of pounds of foreign investment which flow more to Britain than any other European country. As Ryanair recognise, we're stronger, safer and better off in the European Union."

Charlie Cornish, Chief Executive of MAG, owner of London Stansted Airport, said:

"I'm delighted Ryanair has chosen London Stansted Airport as the base for its new training and engineering facilities, particularly at a time when both businesses are seeing significant growth.

 Together, London Stansted and Ryanair have been at the forefront of the European air travel revolution of the last 20 years. When Ryanair first started flying from London Stansted, passengers had a choice of just a dozen EU destinations but this morning they can choose from over 140 EU destinations, more than at any other UK airport. As competition has strengthened, airlines have become more efficient, air fares have fallen, and choice has increased. By opening up the European travel market to competition, the EU has done far more for British consumers and businesses than any government could ever have done acting on its own.

 London Stansted delivers more European visitors into London than any other airport, generating a significant economic boost to London's economy and UK PLC. Leaving the EU would undoubtedly be a huge backward step for UK aviation, a sector that employs around 1 million people and supports some of our most successful and innovative industries."

ENDS

For further information
please contact:

Robin Kiely Ryanair Ltd Tel: +353-1-9451949 press@ryanair.com	Piaras Kelly Edelman Ireland Tel: +353-1-6789333 ryanair@edelman.com	Louis Blake MAG Tel: +447711 574419 press@magairports.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 May, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary